Exhibit 99.1

Kuke Music Announces Share Repurchase Plan by the Company

BEIJING, June 28, 2021 -- Kuke Music Holding Limited (NYSE: KUKE) (“Kuke” or the “Company”), a leading AI-driven music education company and one of the largest classical music content providers in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$1 million of its American depositary shares (“ADSs”) through December 31, 2021.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund repurchases from its existing cash balance.

He Yu, CEO of Kuke Music, commented, “The share repurchase program reaffirms our confidence in the fundamental and long-term growth of Kuke. It also reflects our ongoing commitment to enhancing shareholder value while at the same time growing our business.”

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue" or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke's registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Kuke Music Holding Limited

Kuke is China's leading comprehensive music education group encompassing the entire value chain from content provision to education services. The foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier record companies including Naxos, the leading classical music content provider in the world. Leveraging its market leadership in copyrighted classical music content in China, Kuke provides highly scalable classical music licensing and subscription services to over 700 universities, libraries and online music platforms. In addition, it has hosted BMF, the most renowned music festival in China, for 23 consecutive years. At the same time, Kuke provides consumers with premium music content, music literacy education, talent competitions, and public performances through its apps, Kuke Music and BMF Club. Through KUKEY, the Company’s proprietary AI-driven music education system, Kuke aims to democratize music education via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning. By integrating music content and education, Kuke is constructing a unique smart music education ecosystem and providing students with full life-cycle music programs.

Investor Relations Contact

Kuke Music Holding Limited

Email: kuke@icrinc.com

            Jane.zuo@kuke.com

Phone: +1 (212) 321-0602

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